Exhibit 5.01

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 450 5800 fax

March 21, 2011

Morgan Stanley
1585 Broadway
New York, NY 10036

Ladies and Gentlemen:

Morgan Stanley, a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (File No. 333-156423) (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, $7,000,000 principal amount of Senior Fixed to Floating Rate Conversion Notes due March 22, 2031 (the “Notes”). The Notes are being issued pursuant to the Senior Indenture dated as of November 1, 2004 between the Company and The Bank of New York Mellon, a New York banking corporation (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), as trustee (the “Trustee”), as supplemented by a First Supplemental Senior Indenture dated as of September 4, 2007, a Second Supplemental Senior Indenture dated as of January 4, 2008, a Third Supplemental Senior Indenture dated as of September 10, 2008, a Fourth Supplemental Senior Indenture dated as of December 1, 2008, and a Fifth Supplemental Senior Indenture dated as of April 1, 2009 (as so supplemented, the “Senior Indenture”). The Notes will be issued in an underwritten public offering pursuant to the U.S. Distribution Agreement dated December 23, 2008 (the “U.S. Distribution Agreement”) between the Company and Morgan Stanley & Co. Incorporated (the “Agent”).

We, as your special counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we advise you that, in our opinion, when the Notes have been executed and issued by the Company and authenticated by the Trustee pursuant to the Senior Indenture, and delivered against payment in accordance with the Senior Indenture and the U.S. Distribution Agreement, the Notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

In connection with the opinion expressed above, we have assumed that the Senior Indenture and the Notes have been duly authorized, executed and delivered by, and are each valid, binding and enforceable agreements of, the Trustee.

Morgan Stanley	2	March 21, 2011

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K filed by the Company with the Commission on the date hereof and its incorporation by reference into the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP